EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2016

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$197,319
Add:	Interest expense	88,067
	Depreciation expense on capitalized interest	1,620
	Amortization of deferred financing costs	3,004

	Earnings before fixed charges	$290,010

	Fixed charges:
	Interest expense	$88,067
	Amortization of deferred financing costs	3,004
	Capitalized interest	18,396

	Fixed charges	109,467

	Preferred unit distributions	354

	Combined fixed charges	$109,821

	Ratio of earnings to fixed charges	2.65

	Ratio of earnings to combined fixed charges	2.64